UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2013

Commission File Number: 001-15092
____________________________________________________
TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
____________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 22, 2013 announcing Turkcell’s Second Quarter 2013 results and Q2 2013 IFRS Report.

1

Second Quarter 2013 Results

Content

HIGHLIGHTS
COMMENTS FROM THE CEO, SUREYYA CILIV	3

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2013
FINANCIAL REVIEW OF TURKCELL GROUP	5
OPERATIONAL REVIEW IN TURKEY	8

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	9
TURKCELL SUPERONLINE	9
FINTUR	10
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	11

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	12

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2013 refer to the same item as at June 30, 2012. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2013 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the second quarter of 2012, and the first and second quarters of 2013, both in TRY and US$ is based on IFRS figures.

•	In the tables used in this press release totals may not foot due to rounding differences. Same applies for the calculations in the text.

2

Second Quarter 2013 Results

HIGHLIGHTS OF THE SECOND QUARTER OF 2013

•	Turkcell Group maintained its consistent growth trend, posting double-digit revenue and EBITDA growth year-on-year

o	Group revenues grew by 11% to TRY2,855 million (TRY2,565 million) reaching historically the highest quarterly revenue

o	Group EBITDA1 rose by 12% to TRY869 million (TRY779 million), while Group EBITDA margin was at 30.4% (30.4%)

•	Turkcell Turkey revenues increased by 8% to TRY2,318 million (TRY2,149 million):

o	Voice revenues2 rose by 4% to TRY1,664 million (TRY1,603 million)

o	Mobile broadband and services revenues grew by 20% to TRY653 million (TRY546 million), while as a percentage of revenues ramping up 3pp to 28% (25%)

▪	Mobile broadband revenues increased by 42% to TRY340 million (TRY240 million)

o	Turkcell Turkey’s EBITDA rose by 9% to TRY698 million (TRY643 million), while EBITDA margin improved to 30.1% (29.9%)

•	Subsidiaries sustained their growth momentum with double-digit revenue and EBITDA growth year-on-year

o	Revenues of subsidiaries3 grew by 29% to TRY537 million (TRY416 million)

o	EBITDA of subsidiaries3 improved by 25% to TRY171 million (TRY136 million)

•
Turkcell Group net income rose by 4% to TRY556 million (TRY534 million), the growth of which was limited by a higher depreciation and amortization and impairment expenses classified under other expense item as well as lower monetary gain year-on-year

COMMENTS FROM CEO, SUREYYA CILIV

“Turkcell Group continued its double digit growth in the second quarter of the year. Consolidated revenues grew by 11% to TRY2.9 billion, while EBITDA increased to TRY869 million on 12% growth, EBIT increased to TRY502 million on 15% growth, and net income rose by 4% to TRY556 million on a year-on-year basis.

The revenues of Turkcell Turkey rose by 8% year-on-year. Our voice revenues increased by 4%, and mobile broadband revenues by 42%. Turkcell Superonline, which introduced Turkey to fiber broadband, and has reached approximately 500 thousand subscribers, grew by 37%, increasing its EBITDA margin to 26%. Meanwhile, our Ukraine operation increased its revenues by 12% in US$ terms and marked a new milestone with its 32% EBITDA margin.

As Turkcell, we continue to provide unique customer experience with a focus on innovation and operational excellence in line with our strategic priorities. We believe that we can create even more value for our customers considering the strong potential in mobility, internet, smartphone and application, and continue our investments accordingly.

We thank all of our customers, employees, business partners and shareholders for their contribution to our success.”

(1) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 2% of Turkcell Turkey) revenues.
(3) Including eliminations.

3

Second Quarter 2013 Results

OVERVIEW OF TURKCELL TURKEY

The market share oriented competition continued to result in volatility in prices and unstable competitor behavior in the first half of 2013.

Early in the second quarter, competitors sustained their aggressiveness regarding their mobile number portability (MNP) offers of high volume all direction minutes. This strategy has resulted in higher off-net usage and interconnect costs, pressuring market profitability. In May, we did witness some improvement in pricing in the form of upward movements, termination of certain aggressive offers and reduced incentives. However it has not yet turned into an overall improvement trend, given the volatility of the prices and the market share focus of our competitors.

In this environment, as Turkcell Turkey, we have remained focused on innovation and operational excellence targeted at superior customer experience and value creation. Duly, with our value focus, our postpaid subscriber base rose by 293 thousand in the second quarter to 13.8 million (reaching 40% of our total subscribers), corresponding to a 1.2 million year-on-year increase. As a result, the postpaid segment contribution to our revenues rose by 2pp year-on-year to 67%. Meanwhile, our total subscriber base decreased by 191 thousand to 34.7 million, due to prepaid segment losses.

On the terminal front, Turkcell continued to lead the smartphone market with its wide device portfolio and diverse offers. We increased the number of smartphones on our network by 620 thousand in the second quarter (1,325 thousand in the first half) to 7.6 million, corresponding to penetration of 24%. Meanwhile, second quarter growth in the smartphone market decelerated compared to the first, due to the recent depreciation of TRY against USD and EUR. This led to a partial rise in smartphone prices, thereby curbing market growth.

As indicated in our first quarter announcement, the Information and Communication Technologies Authority (ICTA) board took the decisions in March and April 2013 to increase the lower limit to be applied on our on-net voice tariffs to 0.0535 TRY/min; set the lower limit of 0.0073 TRY/SMS on our on-net SMS tariffs, and decrease SMS termination rates (for Turkcell from 0.0170 TRY/SMS to 0.0043 TRY/SMS) for all operators, effective as of July 1, 2013.

Before these decisions came into effect, on June 24, the ICTA board announced a decrease in voice termination rates of 20% for all operators. Accordingly, the lower limit to be applied on Turkcell’s on-net voice tariffs declined to 0.0428 TRY/min.

The table below presents the aforementioned changes in the minimum onnet prices and MTRs for Turkcell:

TRY kurus	Before	Current	Change %
Minimum onnet voice price *	3.13	4.28	37%
Minimum onnet SMS price *	-	0.73	-
Voice MTR	3.13	2.50	(20%)
SMS MTR	1.70	0.43	(75%)

Regarding the lower limit increase on our on-net voice and SMS tariffs, we have taken all possible immediate steps, including necessary tariff revisions.

The aforementioned decisions on MTR and the lower limit to be applied on on-net pricing are expected to negatively impact our financials and operational performance. However, we expect our strong first half Group performance, and foreseen higher contribution from our subsidiaries in the second half, to partially offset this impact. As a result, we maintain our guidance range for 2013**.

(*)Minimum onnet voice and SMS prices apply only for Turkcell.

(**)This estimate is based on our current expectations regarding market conditions in the second half of the year for each of our different businesses. No assurance can be given that actual results will be consistent with such expectations.

4

Second Quarter 2013 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2013

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2013 in TRY terms. Selected financial information for the second quarter of 2012, and the first and second quarters of 2013, both in TRY and US$ prepared in accordance with IFRS and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review of Turkcell Group
Profit & Loss Statement (million TRY)	Q212	Q113	Q213	y/y %	q/q %
Total Revenue	2,565.1	2,688.4	2,855.2	11.3%	6.2%
Direct cost of revenues1	(1,572.3)	(1,687.3)	(1,771.3)	12.7%	5.0%
Direct cost of revenues1/revenues	(61.3%)	(62.8%)	(62.0%)	(0.7pp)	0.8pp
Depreciation and amortization	(343.1)	(360.4)	(366.8)	6.9%	1.8%
Gross Margin	38.7%	37.2%	38.0%	(0.7pp)	0.8pp
Administrative expenses	(122.6)	(128.9)	(129.0)	5.2%	0.1%
Administrative expenses/revenues	(4.8%)	(4.8%)	(4.5%)	0.3pp	0.3pp
Selling and marketing expenses	(434.3)	(425.0)	(452.5)	4.2%	6.5%
Selling and marketing expenses/revenues	(16.9%)	(15.8%)	(15.8%)	1.1pp	-
EBITDA2	779.0	807.6	869.2	11.6%	7.6%
EBITDA Margin	30.4%	30.0%	30.4%	-	0.4pp
EBIT	435.9	447.2	502.4	15.3%	12.3%
Net finance income / (expense)	105.0	129.3	138.8	32.2%	7.3%
Finance expense	(44.5)	(37.4)	(30.6)	(31.2%)	(18.2%)
Finance income	149.5	166.7	169.4	13.3%	1.6%
Share of profit of associates	65.6	68.6	60.0	(8.5%)	(12.5%)
Other income / (expense)	3.9	(0.3)	(20.8)	-	6833.3%
Monetary gains / (losses)	39.3	53.5	20.3	(48.3%)	(62.1%)
Non-controlling interests	7.4	4.4	1.5	(79.7%)	(65.9%)
Income tax expense	(122.9)	(137.1)	(145.9)	18.7%	6.4%
Net Income	534.2	565.6	556.3	4.1%	(1.6%)
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Please note that selected financial information presented in this press release for the second quarter of 2012, and the first and second quarters of 2013, both in TRY and US$ is based on IFRS figures.

Revenue rose by 11% year-on-year to TRY2,855.2 million (TRY2,565.1 million) driven mainly by an 8% growth in Turkcell Turkey’s revenues and a 29% increase in subsidiaries’ revenues.

•	Turkcell Turkey voice revenue increased by 4% to TRY1,664 million (TRY1,603 million), while mobile broadband and services revenues rose by 20% to TRY653 million (TRY546 million).

o	Mobile broadband revenues grew by 42% and reached TRY340 million (TRY240 million)

o	Mobile broadband and services revenues constituted 28% (25%) of Turkcell Turkey revenues.

•
The share of subsidiaries’ revenues in group revenues increased to 19% (16%). In particular, Turkcell Superonline grew its revenues by 37% to TRY223 million (TRY162 million), while Astelit’s revenues increased by 12% to US$112 million (US$100 million).

Compared to the previous quarter, group revenues rose by 6%, mainly due to the higher voice and mobile broadband and services revenues of Turkcell Turkey as well as increased revenues from group companies.

5

Second Quarter 2013 Results

Direct cost of revenues rose by 12.7% to TRY1,771.3 million (TRY1,572.3 million) year-on-year, while as a percentage of revenues rising to 62.0% (61.3%) on a consolidated basis. This was driven mainly by the increase in interconnect costs (1.3pp) and other cost items (0.2pp), as opposed to the decrease in depreciation and amortization (0.5pp) and network related costs (0.3pp).

Direct cost of revenues included tax expense of TRY14 million in Q213 in relation to the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge.

Compared to the previous quarter, direct costs as a percentage of revenues declined 0.8pp to 62.0% from 62.8% in Q113, due mainly to the decrease in depreciation and amortization (0.5pp), network related costs (0.2pp) and other cost items (0.6pp) as opposed to the increase in interconnect costs (0.5pp).

The table below presents the interconnect revenues and costs of Turkcell Turkey:

Million TRY	2012	Q212	Q113	Q213	y/y %	q/q %
Interconnect revenues	1,098.1	254.6	305.6	345.8	35.8%	13.2%
as a % of revenues	12.6%	11.8%	13.9%	14.9%	3.1pp	1.0pp
Interconnect costs	(1,125.5)	(273.5)	(299.4)	(330.9)	21.0%	10.5%
as a % of revenues	(12.9%)	(12.7%)	(13.6%)	(14.3%)	(1.6pp)	(0.7pp)

Administrative expenses as a percentage of revenues decreased 0.2pp to 4.5% (4.8%) in Q213. This was driven mainly by the decrease in various cost items (0.5pp) as opposed to the increase in bad debt expenses (0.3pp). Compared to the previous quarter, administrative expenses as a percentage of revenues fell by 0.2pp driven by the decrease in wages and salaries (0.1pp) and legal follow-up expenses (0.1pp)

Selling and marketing expenses as a percentage of revenues decreased 1.1pp to 15.8% (16.9%) in Q213 due to the fall in selling expenses (0.9pp) and marketing expenses (0.7pp), as opposed to the rise in other cost items (0.5pp). On a quarter-on-quarter basis, selling and marketing expenses as a percentage of revenues stayed broadly flat at 15.8%.

EBITDA* rose by 11.6% to TRY869.2 million (TRY779.0 million) in Q213, while the EBITDA margin stayed broadly flat at 30.4% (30.4%). The 1.3pp rise in the direct cost of revenues (excluding depreciation and amortization) as a percentage of revenues was offset by a 1.1pp decrease in selling and marketing expenses and 0.2pp decline in administrative expenses.

The EBITDA margin increased by 0.4pp to 30.4% in Q213 from 30.0% in Q113, driven mainly by the 0.2pp decrease in direct cost of revenues (excluding depreciation and amortization) and 0.2pp decrease in administrative expenses.

The EBITDA of subsidiaries improved by 25% to TRY171 million (TRY136 million) while their contribution to Group EBITDA increasing to 20% (18%) with the improved EBITDA of Turkcell Superonline and Astelit in Q213 year-on-year. Compared to the previous quarter, EBITDA of subsidiaries increased 6%.

Net finance income climbed up to TRY138.8 million in Q213 compared to TRY105.0 million in Q212 driven mainly by the translation gain  of TRY12 million recognized in Q213 as opposed to the translation loss of TRY18 million of Q212. The depreciation of TRY against US$ and EUR in Q213, led to a positive impact on net finance income.

Compared to the previous quarter, net finance income increased by 7% due mainly to the translation gain of TRY12 million as opposed to the translation loss of TRY1 million recognized in Q113.

(*)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.

6

Second Quarter 2013 Results

Share of profit of equity accounted investees comprising our share in the net income of unconsolidated investees Fintur and A-Tel, fell by 8.5% year-on-year to TRY60.0 million (TRY65.6 million) due mainly to the decrease in net income of Fintur. Quarter-on-quarter, our share in the net income of unconsolidated investees declined 12.5 % to TRY60.0 million from TRY68.6 million due to the decline in net income of Fintur.

Income tax expense increased 18.7% to TRY145.9 (TRY122.9 million) in Q213 year-on-year. The taxation charge rose 6.4% compared to Q113. Of the total tax charge, TRY149.6 million comprised the current tax charges, while 3.7 million of deferred tax income was recorded.

Million TRY	Q212	Q113	Q213	y/y %	q/q %
Current Tax expense	(138.1)	(138.7)	(149.6)	8.3%	7.9%
Deferred Tax Income/expense	15.2	1.6	3.7	(75.7%)	131.3%
Income Tax expense	(122.9)	(137.1)	(145.9)	18.7%	6.4%

Net income rose by 4.1% to TRY556.3 million (TRY534.2 million) in Q213 driven by higher EBITDA of TRY869.2 million (TRY779.0 million) and net finance income of TRY138.8 million (TRY105.0 million) as opposed to the increase in depreciation and amortization expenses to TRY366.8 million (TRY343.1 million), deterioration in other expense item mainly due to impairment recognized on Aks TV and T-Medya and lower monetary gain.

In May 2013, the Savings Deposit Insurance Fund (“SDIF”) announced that it had taken over the management of Aks TV and T-Medya against its overdue receivables from Cukurova Group. In Aks TV we hold a direct ownership of of 4.57% while our shareholding in T-Medya is 4.52%. In addition T-Medya owns majority of Aks TV.  This takeover is considered a triggering event for an impairment test, which was conducted as of June 30, 2013. Accordingly, the carrying amounts of Aks TV and T-Medya were reduced by TRY15.9 million and TRY9.5 million, respectively and a total impairment loss of TRY25.4 million was recognized. As a result, the carrying amounts of Aks TV and T-Medya on our balance sheet as at June 30, 2013 are TRY8.3 million and TRY8.9 million, respectively.

Net income declined by 1.6% to TRY556.3 million compared to TRY565.6 million in Q113. Higher EBITDA in Q213 was mainly offset by lower monetary gain and increased other expense item.

Total debt as of June 30, 2013, was TRY3,120 million (US$1,621 million) in consolidated terms. The debt balance of Ukraine was TRY1,278 million (US$664 million), Belarus was TRY1,026 million (US$533 million) and Turkcell Superonline was TRY615 million (US$319 million).

TRY2,161 million (US$1,123 million) of our consolidated debt is at a floating rate, while TRY1,619 million (US$841 million) will mature within less than a year. As of June 30, 2013, our debt/annual EBITDA ratio in TRY terms increased to 91%. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures including non-operational items amounted to TRY355.3 million in Q213, of which TRY208.0 million was related to Turkcell Turkey, TRY20.6 million to Astelit, TRY73.1 million to Turkcell Superonline and TRY29.4 million to BeST. The other cash flow item mainly relates to corporate tax payment and change in working capital.

7

Second Quarter 2013 Results

Consolidated Cash Flow (million TRY)	Q212	Q113	Q213
EBITDA1	779.0	807.6	869.2
LESS:
Capex and License	(326.9)	(199.5)	(355.3)
Turkcell	(166.5)	(117.1)	(208.0)
Ukraine2	(15.4)	(6.1)	(20.6)
Investment & Marketable Securities	10.3	(2.4)	(8.1)
Net interest Income/ (expense)	122.4	129.9	127.0
Other	(307.0)	(1,063.2)	(157.4)
Net Change in Debt	(284.0)	(60.4)	(83.3)
Cash generated	(6.2)	(388.0)	392.1
Cash balance	6,041.3	6,610.9	7,003.0
(1) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.

Operational Review in Turkey
Summary of Operational data	Q212	Q113	Q213	y/y %	q/q %
Number of total subscribers (million)	34.7	34.9	34.7	-	(0.6%)
Postpaid	12.6	13.5	13.8	9.5%	2.2%
Prepaid	22.2	21.4	20.9	(5.9%)	(2.3%)
ARPU, blended (TRY)	20.7	21.0	22.3	7.7%	6.2%
Postpaid	37.7	36.4	37.9	0.5%	4.1%
Prepaid	11.3	11.5	12.2	8.0%	6.1%
ARPU (Average Monthly Revenue per User), blended (US$)	11.5	11.7	12.1	5.2%	3.4%
Postpaid	21.0	20.4	20.6	(1.9%)	1.0%
Prepaid	6.3	6.4	6.6	4.8%	3.1%
Churn (%)	8.2%	8.5%	8.6%	0.4pp	0.1pp
MOU (Average Monthly Minutes of usage per subscriber), blended	250.4	238.8	269.3	7.5%	12.8%

Subscribers of Turkcell Turkey stood at 34.7 million by the end of the second quarter, 191 thousand lower compared to the first quarter, due to the losses in the prepaid segment.  We expanded our postpaid subscriber base by 293 thousand on a quarterly basis, reaching 13.8 million through our operational excellence and value creation focus.  Accordingly, our postpaid subscriber share in the total further improved, reaching 39.8% (36.3%).

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. According to the ICTA decision discussed under the direct cost of revenues section (page 6), each mobile line registered has to be recorded as a churn and also as an acquisition in operators’ records. This practice had an increasing impact on our actual churn rate which rose to 8.6% (8.2%) year-on-year. Excluding the impact of this decision, our churn rate would have been 8.1%.

MoU increased 7.5% to 269.3 minutes year-on-year driven by higher incentives and higher package utilizations.

ARPU rose 7.7% to TRY22.3 year-on-year driven by the rise in the share of postpaid subscribers along with higher voice and mobile data usage. Postpaid ARPU stayed broadly flat year-on-year at TRY37.9 (TRY37.7) due to the dilutive impact of switches from the prepaid segment. The increase in prepaid ARPU of 8.0% to TRY12.2 (TRY11.3) was driven by higher package penetration. Meanwhile, the quarter-on-quarter rise in ARPU of both the postpaid and prepaid segments was driven mainly by seasonality.

8

Second Quarter 2013 Results

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit sustained its strong execution in Q213 registering double digit revenue growth of 12.4% to USD112.5 million (USD100.1 million). This was mainly driven by subscriber growth accompanied by an increase in mobile data and other value-added service revenues. Further, with a focus on business efficiency and operational profitability, Astelit achieved double digit EBITDA growth of 18.2% to USD35.8 million (USD30.3 million) recording its historic highest EBITDA margin of 31.8% (30.3%). Compared to the previous quarter, revenues increased 13.4% while EBITDA rose 27.9% due mainly to seasonality. Stable macroeconomic environment prevailed in Q213 also helped the solid performance of Astelit.

Registered subscribers grew by 1.4 million to 11.5 million (10.1 million) year-on-year. With the contribution of the regional growth strategy aimed at new subscriber acquisitions,  Astelit increased its three month active subscribers by 1.2 million to 8.6 million (7.4 million) year-on-year.

ARPU declined by 2.2% to US$4.5 (US$4.6) in Q213 year-on-year, mainly due to new subscriber acquisitions with lower ARPU. Compared to the previous quarter, ARPU increased by 9.8% to US$4.5 from US$4.1 mainly on account of seasonality, higher usage of mobile data and price increases in certain offers. On the other hand, MoU decreased to 184.4 minutes (192.8 minutes) due to lower usage by new subscribers.

Astelit	Q212	Q113	Q213	y/y %	q/q %
Number of subscribers (million)1	10.1	11.1	11.5	13.9%	3.6%
Active (3 months)2	7.4	8.2	8.6	16.2%	4.9%
MOU (minutes)	192.8	185.4	184.4	(4.4%)	(0.5%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.4	3.0	3.3	(2.9%)	10.0%
Active (3 months)	4.6	4.1	4.5	(2.2%)	9.8%
Revenue (million UAH)	799.5	792.5	898.9	12.4%	13.4%
Revenue (million US$)	100.1	99.2	112.5	12.4%	13.4%
EBITDA (million US$)3	30.3	28.0	35.8	18.2%	27.9%
EBITDA margin	30.3%	28.2%	31.8%	1.5pp	3.6pp
Net loss (million US$)	(10.6)	(14.9)	(9.5)	(10.4%)	(36.2%)
Capex (million US$)	8.4	3.4	10.6	26.2%	211.8%
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

Turkcell Superonline continued to deliver a solid performance in all segments in the second quarter of 2013 posting revenue growth of 37.3% and a nominal EBITDA increase of 77.9% year-on-year. Operational profitability continued to improve as the EBITDA margin reached 26.1% on a year-on-year increase of 6.0pp driven by growth in the more profitable residential and corporate business lines. Meanwhile, the decrease in EBITDA margin of 1.2pp compared to the previous quarter was driven by increased marketing activities which meant further subscriber acquisition and retention.

In Q213, with the continued investment in fiber network, Turkcell Superonline increased its home passes to 1.5 million while fiber subscribers rose to approximately 500 thousand. Turkcell Superonline will sustain its focus on increasing incity coverage and take-up rate.

Residential segment revenues rose by 59.5% mainly due to the increased FTTH subscriber base in Q213. Corporate segment revenues grew by 36.8% as a result of rising synergies achieved at the Group level and integrated solutions offered.  The share of residential and corporate segment revenues in total revenues increased to 62% (57%).

9

Second Quarter 2013 Results

The share of non-group revenues increased to 75% (68%) as Turkcell’s share in Turkcell Superonline’s business continued to decline. Turkcell Superonline continued to build a healthy composition of revenues.

Turkcell Superonline (million TRY)	Q212	Q113	Q213	y/y %	q/q %
Revenue	162.2	203.3	222.7	37.3%	9.5%
Residential	49.1	72.1	78.3	59.5%	8.6%
% of revenues	30.3%	35.5%	35.2%	4.9pp	(0.3pp)
Corporate	44.0	54.6	60.2	36.8%	10.3%
% of revenues	27.1%	26.9%	27.0%	(0.1pp)	0.1pp
Wholesale	69.1	76.6	84.2	21.9%	9.9%
% of revenues	42.6%	37.7%	37.8%	(4.8pp)	0.1pp
EBITDA 1	32.6	55.6	58.0	77.9%	4.3%
EBITDA Margin	20.1%	27.3%	26.1%	6.0pp	(1.2pp)
Capex	109.0	59.2	73.1	(32.9%)	23.5%
FTTX subscriber	342.3	464.9	498.8	45.7%	7.3%
(1)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur continued to improve its market position in Q213, adding approximately 2.4 million net subscribers year-on-year, thereby increasing its total subscriber base to 21.5 million, driven mainly by growth in Kazakhstan. Fintur’s consolidated revenue increased slightly to US$508 million (US$505 million) in Q213 on a year-on-year basis, while revenues rose by 7% quarter-on-quarter from US$473 million in Q113 mainly due to the impact of seasonality.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income decreased from TRY77 million to TRY60 million, while its contribution in US$ terms declined from US$43 million to US$33 million in Q213 year-on-year. Fintur’s contribution to Turkcell’s net income was US$38 million in Q113.

Fintur	Q212	Q113	Q213	y/y %	q/q %
Subscribers (million)	19.1	21.4	21.5	12.6%	0.5%
Kazakhstan	11.7	13.8	14.1	20.5%	2.2%
Azerbaijan	4.3	4.4	4.4	2.3%	0.0%
Moldova	1.1	1.3	1.2	9.1%	(7.7%)
Georgia	2.0	1.9	1.8	(10.0%)	(5.3%)
Revenue (million US$)	505	473	508	0.6%	7.4%
Kazakhstan	299	286	306	2.3%	7.0%
Azerbaijan	149	136	149	-	9.6%
Moldova	20	18	20	-	11.1%
Georgia	37	33	34	(8.1%)	3.0%
Other1	-	-	(1)	-	-
Fintur’s contribution to Group’s net income	43	38	33	(23.3%)	(13.2%)
1)  Includes intersegment eliminations
(*) We hold a 41.45% stake in Fintur which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

10

Second Quarter 2013 Results

Turkcell Group Subscribers amounted to approximately 69.5 million as of June 30, 2013. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 3.7 million year-on-year, due to Fintur’s increased subscriber base, and the contribution of Astelit. Please note that BeST’s subscribers base declined by 0.2 million year-on-year in line with its churn policy and value focus approach.

Turkcell Group Subscribers (million)	Q212	Q113	Q213	y/y %	q/q %
Turkcell	34.7	34.9	34.7	-	(0.6%)
Ukraine	10.1	11.1	11.5	13.9%	3.6%
Fintur	19.1	21.4	21.5	12.6%	0.5%
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.2	1.0	1.0	(16.7%)	-
Turkcell Europe	0.3	0.4	0.4	33.3%	-
TURKCELL GROUP	65.8	69.2	69.5	5.6%	0.4%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q212	Q113	Q213	y/y %	q/q %
TRY / US$ rate
Closing Rate	1.8065	1.8087	1.9248	6.5%	6.4%
Average Rate	1.7913	1.7865	1.8427	2.9%	3.1%
Consumer Price Index (Turkey)	0.4%	2.6%	1.3%	0.9pp	(1.3pp)
GDP Growth (Turkey)	2.9%	3.0%	n.a.	n.a.	n.a.
UAH/ US$ rate
Closing Rate	7.99	7.99	7.99	-	-
Average Rate	7.99	7.99	7.99	-	-
BYR/ US$ rate
Closing Rate	8.320	8.670	8.790	5.6%	1.4%
Average Rate	8.190	8.627	8.687	6.1%	0.7%

11

Second Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell (million US$)	Q212	Q113	Q213	y/y %	q/q %
EBITDA	434.3	452.1	471.5	8.6%	4.3%
Income tax expense	(68.5)	(76.7)	(79.2)	15.6%	3.3%
Other operating income / (expense)	1.6	(0.6)	0.4	(75.0%)	-
Financial income	0.4	4.3	2.1	425.0%	(51.2%)
Financial expense	(24.2)	(20.6)	(15.0)	(38.0%)	(27.2%)
Net increase / (decrease) in assets and liabilities	(111.3)	(540.8)	(82.9)	(25.5%)	(84.7%)
Net cash from operating activities	232.3	(182.3)	296.9	27.8%	-

Turkcell Superonline (million TRY)	Q212	Q113	Q213	y/y %	q/q %
EBITDA	32.6	55.6	58.0	77.9%	4.3%
Income tax expense	-	(0.4)	2.6	-	-
Other operating income / (expense)	0.9	0.5	0.3	(66.7%)	(40.0%)
Financial income	(31.5)	1.7	1.7	-	-
Financial expense	28.8	(16.1)	(13.7)	-	(14.9%)
Net increase / (decrease) in assets and liabilities	(30.7)	(84.8)	(54.3)	76.9%	(36.0%)
Net cash from operating activities	0.1	(43.5)	(5.4)	-	(87.6%)

Euroasia (million US$)	Q212	Q113	Q213	y/y %	q/q %
EBITDA	30.3	28.0	35.8	18.2%	27.9%
Other operating income / (expense)	(0.1)	0.9	0.1	-	(88.9%)
Financial income	0.3	1.3	0.7	133.3%	(46.2%)
Financial expense	(13.4)	(15.4)	(15.8)	17.9%	2.6%
Net increase / (decrease) in assets and liabilities	1.7	(13.6)	12.2	617.6%	-
Net cash from operating activities	18.8	1.2	33.0	75.5%	2650.0%

12

Second Quarter 2013 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes in particular our targets for revenue, EBITDA and capex in 2013.   More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2012 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 34.7 million subscribers as of June 30, 2013. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 69.5 million subscribers as of June 30, 2013. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the one and only telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of June 30, 2013, Turkcell population coverage is at 99.35% in 2G and 85.43% in 3G. Turkcell reported a TRY2.9 billion (US$1.5 billion) revenue with total assets of TRY19.6 billion (US$10.2 billion) as of June 30, 2013. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor and International Media Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

13

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,366.5	2,430.6	2,585.1	4,547.4	5,015.7
Commission fees on betting business	32.2	54.3	50.9	67.4	105.2
Monthly fixed fees	22.7	20.2	19.3	47.2	39.5
Simcard sales	9.1	6.4	7.3	15.2	13.7
Call center revenues and other revenues	134.6	176.9	192.6	269.7	369.5
Total revenues	2,565.1	2,688.4	2,855.2	4,946.9	5,543.6
Direct cost of revenues	(1,570.3)	(1,685.7)	(1,769.8)	(3,060.1)	(3,455.5)
Gross profit	994.8	1,002.7	1,085.4	1,886.8	2,088.1
Administrative expenses	(122.6)	(129.0)	(128.9)	(240.7)	(257.9)
Selling & marketing expenses	(434.3)	(425.0)	(452.5)	(837.1)	(877.5)
Other Operating Income / (Expense)	243.8	211.6	398.5	120.9	610.1
Operating profit before financing and investing costs	681.7	660.3	902.5	929.9	1,562.8
Income from investing activities	1.4	5.3	9.9	23.0	15.2
Expense from investing activities	(7.5)	(1.5)	(31.1)	(14.0)	(32.6)
Share of profit of equity accounted investees	65.6	68.6	60.0	115.1	128.6
Income before financing costs	741.2	732.7	941.3	1,054.0	1,674.0
Finance income	(97.6)	-	-	204.1	-
Finance expense	(31.3)	(86.3)	(258.9)	(69.9)	(345.2)
Monetary gain/(loss)	39.3	53.5	20.3	79.8	73.8
Income before tax & non-controlling interest	651.6	699.9	702.7	1,268.0	1,402.6
Income tax expense	(123.2)	(137.4)	(146.1)	(228.8)	(283.5)
Income before non-controlling interest	528.4	562.5	556.6	1,039.2	1,119.1
Non-controlling interest	7.4	4.4	1.5	12.1	5.9
Net income	535.8	566.9	558.1	1,051.3	1,125.0

Net income per share	0.24	0.26	0.25	0.48	0.51

Other Financial Data

Gross margin	38.8%	37.3%	38.0%	38.1%	37.7%
EBITDA(*)	779.0	807.6	869.2	1,481.7	1,676.8
Capital expenditures	326.9	199.5	355.3	579.8	554.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,041.3	6,610.9	7,003.0	6,041.3	7,003.0
Total assets	17,329.8	18,829.8	19,522.9	17,329.8	19,522.9
Long term debt	696.0	1,401.5	1,500.9	696.0	1,500.9
Total debt	3,128.6	3,014.6	3,120.0	3,128.6	3,120.0
Total liabilities	5,546.6	5,573.2	5,771.3	5,546.6	5,771.3
Total shareholders’ equity / Net Assets	11,783.1	13,256.6	13,751.6	11,783.1	13,751.6

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2013 on our web site.
*** In accordance with the CMB announcement dated June 7, 2013 with respect to financial statements and note formats, there have been several changes in the presentation and classification of CMB financials. For comparison purposes, the financial statements of the previous period also have been classified in the same format. These classifications have no impact on the previous period equity or net profit. Please refer to CMB report note 24 for details of classifications on CMB financial statements.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,366.5	2,430.6	2,585.1	4,547.4	5,015.7
Commission fees and revenue on betting business	32.2	54.3	50.9	67.4	105.2
Monthly fixed fees	22.7	20.2	19.3	47.2	39.5
Simcard sales	9.1	6.4	7.3	15.2	13.7
Call center revenues and other revenues	134.6	176.9	192.6	269.7	369.5
Total revenues	2,565.1	2,688.4	2,855.2	4,946.9	5,543.6
Direct cost of revenues	(1,572.3)	(1,687.3)	(1,771.3)	(3,063.6)	(3,458.6)
Gross profit	992.8	1,001.1	1,083.9	1,883.3	2,085.0
Administrative expenses	(122.6)	(128.9)	(129.0)	(240.7)	(257.9)
Selling & marketing expenses	(434.3)	(425.0)	(452.5)	(837.1)	(877.5)
Other Operating Income / (Expense)	3.9	(0.3)	(20.8)	(2.6)	(21.1)

Operating profit before financing costs	439.8	446.9	481.6	802.9	928.5
Finance costs	(44.5)	(37.4)	(30.6)	(102.8)	(68.0)
Finance income	149.5	166.7	169.4	369.6	336.1
Monetary gain	39.3	53.5	20.3	79.8	73.8
Share of profit of equity accounted investees	65.6	68.6	60.0	115.1	128.6
Income before tax and non-controlling interest	649.7	698.3	700.7	1,264.6	1,399.0
Income tax expense	(122.9)	(137.1)	(145.9)	(227.7)	(283.0)
Income before non-controlling interest	526.8	561.2	554.8	1,036.9	1,116.0
Non-controlling interests	7.4	4.4	1.5	12.1	5.9
Net income	534.2	565.6	556.3	1,049.0	1,121.9

Net income per share	0.24	0.26	0.25	0.48	0.51

Other Financial Data

Gross margin	38.7%	37.2%	38.0%	38.1%	37.6%
EBITDA(*)	779.0	807.6	869.2	1,481.7	1,676.8
Capital expenditures	326.9	199.5	355.3	579.8	554.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,041.3	6,610.9	7,003.0	6,041.3	7,003.0
Total assets	17,365.9	18,862.5	19,553.7	17,365.9	19,553.7
Long term debt	696.0	1,401.5	1,500.9	696.0	1,500.9
Total debt	3,128.6	3,014.6	3,120.0	3,128.6	3,120.0
Total liabilities	5,552.3	5,578.5	5,776.4	5,552.3	5,776.4
Total shareholders’ equity / Net Assets	11,813.6	13,284.0	13,777.3	11,813.6	13,777.3

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2013 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	1,320.4	1,360.3	1,401.5	2,541.3	2,761.8
Commission fees and revenue on betting business	18.0	30.4	27.8	37.7	58.2
Monthly fixed fees	12.7	11.3	10.5	26.4	21.8
Simcard sales	5.1	3.6	4.0	8.5	7.6
Call center revenues and other revenues	75.0	98.9	104.1	150.6	203.0
Total revenues	1,431.2	1,504.5	1,547.9	2,764.5	3,052.4
Direct cost of revenues	(876.9)	(944.2)	(959.3)	(1,711.9)	(1,903.5)
Gross profit	554.3	560.3	588.6	1,052.6	1,148.9
Administrative expenses	(68.4)	(72.1)	(69.8)	(134.6)	(141.9)
Selling & marketing expenses	(242.7)	(237.7)	(245.5)	(468.5)	(483.2)
Other Operating Income / (Expense)	2.0	(0.2)	(10.9)	(1.6)	(11.1)

Operating profit before financing costs	245.2	250.3	262.4	447.9	512.7
Finance costs	(24.5)	(20.8)	(15.4)	(57.5)	(36.2)
Finance income	83.2	93.3	92.6	206.8	185.9
Monetary gain	21.3	29.6	8.7	44.2	38.3
Share of profit of equity accounted investees	36.6	38.3	32.4	64.1	70.7
Income before tax and non-controlling interest	361.8	390.7	380.7	705.5	771.4
Income tax expense	(68.5)	(76.7)	(79.2)	(127.2)	(155.9)
Income before non-controlling interest	293.3	314.0	301.5	578.3	615.5
Non-controlling interests	4.1	2.5	0.8	6.7	3.3
Net income	297.4	316.5	302.3	585.0	618.8

Net income per share	0.14	0.14	0.14	0.27	0.28

Other Financial Data

Gross margin	38.7%	37.2%	38.0%	38.1%	37.6%
EBITDA(*)	434.3	452.1	471.5	827.4	923.6
Capital expenditures	178.3	110.3	177.9	321.0	288.2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,344.2	3,655.0	3,638.3	3,344.2	3,638.3
Total assets	9,613.0	10,428.8	10,158.8	9,613.0	10,158.8
Long term debt	385.3	774.9	779.8	385.3	779.8
Total debt	1,731.9	1,666.7	1,620.9	1,731.9	1,620.9
Total liabilities	3,073.5	3,084.3	3,001.1	3,073.5	3,001.1
Total equity	6,539.5	7,344.5	7,157.8	6,539.5	7,157.8

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2013 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	30 June 2013	31 December 2012
Assets
Property, plant and equipment	9	2,812,972	3,061,199
Intangible assets	10	1,185,648	1,296,117
GSM and other telecommunication operating licenses		609,118	678,694
Computer software		533,430	568,447
Other intangible assets		43,100	48,976
Investments in equity accounted investees	11	271,409	256,931
Other investments	12	15,674	29,069
Due from related parties	21	1,926	-
Other non-current assets		124,937	125,299
Trade receivables	13	256,837	216,149
Deferred tax assets		16,936	14,823
Total non-current assets		4,686,339	4,999,587

Inventories		34,409	48,903
Other investments		24,021	22,205
Due from related parties	22	51,467	7,414
Trade receivables and accrued income	13	1,313,730	1,209,007
Other current assets	14	410,512	269,905
Cash and cash equivalents	15	3,638,322	3,926,215
Total current assets		5,472,461	5,483,649

Total assets		10,158,800	10,483,236

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(2,243,721)	(1,628,110)
Retained earnings		7,826,362	7,207,563
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,242,051	7,238,863
Non-controlling interests		(84,274)	(78,719)

Total equity		7,157,777	7,160,144

Liabilities
Loans and borrowings	18	779,758	619,196
Employee benefits		41,551	41,452
Provisions		143,074	148,894
Other non-current liabilities		120,191	117,888
Deferred tax liabilities		41,652	44,169
Total non-current liabilities		1,126,226	971,599

Loans and borrowings	18	842,504	1,087,447
Income taxes payable		77,736	76,533
Trade and other payables		777,836	953,601
Due to related parties	22	49,966	55,614
Deferred income		88,054	91,166
Provisions		38,701	87,132
Total current liabilities		1,874,797	2,351,493

Total liabilities		3,001,023	3,323,092

Total equity and liabilities		10,158,800	10,483,236

The notes on page 7 to 84 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Six months ended		Three months ended
	Note	30 June 2013	30 June 2012	30 June 2013	30 June 2012

Revenue		3,052,359	2,764,535	1,547,834	1,431,236
Direct cost of revenue		(1,903,470)	(1,711,906)	(959,215)	(876,927)
Gross profit		1,148,889	1,052,629	588,619	554,309

Other income		8,132	7,232	4,024	3,865
Selling and marketing expenses		(483,235)	(468,483)	(245,531)	(242,706)
Administrative expenses		(141,900)	(134,628)	(69,759)	(68,476)
Other expenses		(19,219)	(8,820)	(14,970)	(1,789)
Results from operating activities		512,667	447,930	262,383	245,203

Finance income	7	185,817	206,826	92,464	83,242
Finance costs	7	(36,176)	(57,566)	(15,360)	(24,616)
Net finance income		149,641	149,260	77,104	58,626

Monetary gain		38,325	44,179	8,739	21,335
Share of profit of equity accounted investees	11	70,731	64,133	32,433	36,651
Profit before income tax		771,364	705,502	380,659	361,815

Income tax expense	8	(155,890)	(127,211)	(79,186)	(68,475)
Profit for the period		615,474	578,291	301,473	293,340

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		618,809	585,046	302,311	297,467
Non-controlling interests		(3,335)	(6,755)	(838)	(4,127)
Profit for the period		615,474	578,291	301,473	293,340

Basic and diluted earnings per share	17	0.28	0.27	0.14	0.14

The notes on page 7 to 84 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012

Profit for the period	615,474	578,291	301,473	293,340

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial loss arising from employee benefits	(13)	-	(77)	-
Tax effect of actuarial gain from employee benefits	3	-	17	-
	(10)	-	(60)	-
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	167	(524)	217	(247)
Foreign currency translation differences	(628,461)	248,521	(495,647)	(133,559)
Share of foreign currency translation differences of the equity accounted investees	10,187	(11,411)	7,685	723
Tax effect of foreign currency translation differences	(510)	1,330	(385)	(330)
	(618,617)	237,916	(488,130)	(133,413)
Other comprehensive income / (expense) for the period, net of income tax	(618,627)	237,916	(488,190)	(133,413)

Total comprehensive income / (expense) for the period	(3,153)	816,207	(186,717)	159,927

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	3,188	821,615	(183,425)	164,677
Non-controlling interests	(6,341)	(5,408)	(3,292)	(4,750)
Total comprehensive income / (expense) for the period	(3,153)	816,207	(186,717)	159,927

The notes on page 7 to 84 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2012	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	585,046	585,046	(6,755)	578,291
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	3,022	234,071	-	237,093	1,347	238,440
Change in cash flow hedge reserve	-	-	-	-	-	(524)	-	-	-	(524)	-	(524)
Total other comprehensive income/(expense)	-	-	-	-	-	(524)	3,022	234,071	-	236,569	1,347	237,916
Total comprehensive income/(expense)	-	-	-	-	-	(524)	3,022	234,071	585,046	821,615	(5,408)	816,207
Increase in legal reserves	-	-	-	538	-	-	-	-	(538)	-	-	-
Dividend paid (Note 15)	-	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	167	167
Balance at 30 June 2012	1,636,204	22,772	434	534,477	-	(983)	(239,195)	(1,978,166)	6,638,210	6,613,753	(74,259)	6,539,494
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	573,789	573,789	(4,951)	568,838
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	929	75,108	-	76,037	376	76,413
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	-	(3,951)	(3,951)	-	(3,951)
Change in cash flow hedge reserve	-	-	-	-	-	(336)	-	-	-	(336)	-	(336)
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	(336)	929	75,108	(3,951)	71,750	376	72,126
Total comprehensive income/(expense)	-	-	-	-	-	(336)	929	75,108	569,838	645,539	(4,575)	640,964
Transfers from legal reserves	-	-	-	485	-	-	-	-	(485)	-	-	-
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	115	115
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(20,429)	-	-	(20,429)	-	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	618,809	618,809	(3,335)	615,474
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(5,980)	(609,798)	-	(615,778)	(3,006)	(618,784)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	-	(10)	(10)	-	(10)
Change in cash flow hedge reserve	-	-	-	-	-	167	-	-	-	167	-	167
Total other comprehensive income/(expense)	-	-	-	-	-	167	(5,980)	(609,798)	(10)	(615,621)	(3,006)	(618,627)
Total comprehensive income/(expense)	-	-	-	-	-	167	(5,980)	(609,798)	618,799	3,188	(6,341)	(3,153)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	786	786
Balance at 30 June 2013	1,636,204	22,772	434	534,962	-	(1,152)	(264,675)	(2,512,856)	7,826,362	7,242,051	(84,274)	7,157,777

The notes on page 7 to 84 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Six months 30 June
	Note	2013	2012
Cash flows from operating activities
Profit for the period		615,474	578,291
Adjustments for:
Depreciation and impairment of fixed assets	9	283,901	268,966
Amortization of intangible assets	10	115,944	108,903
Net finance income		(160,115)	(159,060)
Income tax expense		155,890	127,211
Share of profit of equity accounted investees	11	(70,731)	(75,741)
Gain on sale of property, plant and equipment		(2,576)	(1,695)
Unrealised foreign exchange gain/loss on operating assets		(126,793)	(58,855)
Provision for impairment of trade receivables and due from related parties	18	35,337	27,071
Deferred income		7,040	(35,213)
Impairment losses on other non-current investments		13,406	-
		866,777	779,878

Change in trade receivables	12	(264,873)	(214,929)
Change in due from related parties	21	(5,010)	14,386
Change in inventories		10,880	(5,425)
Change in other current assets	13	(155,378)	(150,187)
Change in other non-current assets		(8,926)	(16,377)
Change in due to related parties	21	(1,612)	1,636
Change in trade payables and other liabilities		(128,138)	(170,385)
Change in other non-current liabilities		8,620	4,390
Change in employee benefits		3,148	3,192
Change in provisions		(38,135)	(10,829)
		287,353	235,350

Interest paid		(29,324)	(27,492)
Income tax paid		(143,447)	(134,875)
Dividends received		-	55,129
Net cash used in operating activities		114,582	128,112
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(199,488)	(248,626)
Acquisition of intangible assets	10	(85,356)	(71,352)
Proceeds from sale of property, plant and equipment		4,000	3,887
Proceeds from currency option contracts		484	1,592
Payment of currency option contracts premium		(106)	(109)
Proceeds from sale of financial assets		-	897,057
Acquisition of financial assets		(5,567)	(322)
Interest received		170,398	198,762
Net cash (used in)/generated by investing activities		(115,635)	780,889

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		559,037	178,885
Repayment of borrowings		(636,921)	(308,319)
Change in non-controlling interest		786	167
Dividends paid		-	(8,485)
Net cash (used in)/generated by financing activities		(77,098)	(137,752)

Net (decrease)/increase in cash and cash equivalents		(78,151)	771,249
Cash and cash equivalents at 1 January	14	3,926,215	2,507,445
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(209,742)	65,415

Cash and cash equivalents at 30 June	14	3,638,322	3,344,109

The notes on page 7 to 84 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

 Notes to the condensed interim consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the six months ended 30 June 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2012 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

(a)	Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2012.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 June 2013 were approved by the Board of Directors on 22 August 2013.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011 and 2012 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the condensed interim consolidated financial statements as at 30 June 2013.

3.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2012 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2013.

The effects of the new standards or amendments to the standards adopted are explained in Note 3b.

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

The Group early adopted the 2011 amendment for International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” which basically requires all actuarial gains and losses to be recognized immediately through other comprehensive income in order to reflect any change in the liability recognized in the consolidated statement of financial position starting from 31 December 2012. As the amendments to IAS 19 require retrospective application, the Group management evaluated the monetary impact of this accounting policy change on the condensed interim consolidated financial statements as at 30 June 2012, and concluded that the net after tax impact is not significant. In this context, the condensed interim consolidated financial statements as at 30 June 2012 are not recast.

b)	New and Revised International Financial Reporting Standards

(i)	Amendments to IFRSs affecting amounts reported in the condensed interim consolidated financial statements

None.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements

Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
Amendments to IAS 1	Clarification of the Requirements for Comparative Information
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
Amendments to IFRS 7	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 11	Consolidated Financial Statements, Joint Arrangements and
and IFRS 12	Disclosures of Interests in Other Entities: Transition Guide
IAS 27 (as revised in 2011)	Separate Financial Statements
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
Amendments to IFRSs
IAS 16 and IAS 32	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed as the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed as the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments can be applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

Amendments to IAS 1 Presentation of Financial Statements

(as part of the Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012)

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC - 12 Consolidation - Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC - 13 Jointly Controlled Entities - Non-monetary Contributions by Venturers will be withdrawn upon the effective date of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportional consolidation.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures (continued)

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

The application of these five standards did not have significant impact on amounts reported in the condensed interim consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The application of the new Standard did not have significant impact on the condensed interim consolidated financial statements.

Amendments to IFRS 7 Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

Amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013. These amendments should be applied retrospectively to the all financial statements presented.

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012

The Annual Improvements to IFRSs 2009/2011 Cycle include a number of amendments to various IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2013. The Amendments to IFRSs include:

•	Amendments to IAS 16 Property, Plant and Equipment; and

•	Amendments to IAS 32 Financial Instruments: Presentation.

•	Amendments to IAS 34 Interim Financial Reporting.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012 (continued)

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The amendments to IAS 16 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes. The amendments to IAS 32 did not have a significant effect on the Group’s condensed interim consolidated financial statements.

Amendments to IAS 34

The amendments to IAS 34 clarify that disclosure of the total assets and total liabilities for a particular reportable segment is only required if a measure of total assets or total liabilities (or both) is regularly provided to the chief operating decision maker and there has been a material change in those measures since the last annual financial statements. The amendments to IAS 34 did not have an effect on the Group’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. The Group management anticipates that IFRIC 20 will have no effect to the Group’s financial statements as the Group does not engage in such activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments2
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures2
Amendments to IFRS 10, 11, IAS 27	Investment Entities2
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilitie1
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets1
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21	Levies1

1 Effective for annual periods beginning on or after 1 January 2014. 2 Effective for annual periods beginning on or after 1 January 2015.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•
All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•
With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments (continued)

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that the application of IFRS 9 in the future may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IFRS 10, 11, IAS 27 Investment Entities

The IASB has published “Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments’ or IAS 39 ‘Financial Instruments: Recognition and Measurement”.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement”.

The Group management anticipates that the application of these amendments to IAS 32 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The International Accounting Standards Board (IASB) has issued ‘Novation of Derivatives and Continuation of Hedge Accounting’ (Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’). Under the amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2014, with earlier application being permitted.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The International Accounting Standards Board, as a consequential amendment to IFRS 13 ‘Fair Value Measurement’, modified some of the disclosure requirements in IAS 36 ‘Impairment of Assets’ regarding measurement of the recoverable amount of impaired assets. However, one of the amendments potentially resulted in the disclosure requirements being broader than originally intended. The IASB has rectified this through the issue of “Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)”.

IFRIC 21 Levies

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimation uncertainty

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. However, Belarusian economy grew only 1.5% in 2012 as the authorities failed to capitalize on improved competitiveness after the sharp currency depreciation in 2011. On the positive side, inflation fell sharply from over 100% at the end of 2011 to almost 22% in 2012. During 2012, National Bank of the Republic Belarus (“NBRB”) has been gradually decreased the refinance rate by 15 percentage points during 2012, from 45% to 30% per annum. As of June 2013, the inflation rate stood at 18.0% for the last twelve months. The National Bank continues to cut interest rates in June 2013 amid slowing inflation. Recently, NBRB cut the refinancing rate 1.5 percentage points to 23.5% in June. This was the fourth rate cut this year, bringing the total amount of easing to 6.5 percentage points in 2013. The central bank noted continued slowdown in inflation and moderating inflation expectations, as well as stability on the currency market, as the base for its decision. NBRB has stabilized foreign exchange market with the help of a “managed float” exchange policy. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

Although downside economic risks have been reduced, macroeconomic stability is still fragile. Given Belarus’ limited currency reserves coupled with the high debt repayments due this year and the negative current account balance, these factors create inflationary and devaluation pressure. The softer monetary policy may be premature and may result in deterioration of Belarus’ macroeconomic stability. Lower rates stimulate credit and economic activity, but they also stimulate imports and make BYR deposits less attractive, which may result in a higher demand for currency. Therefore, economic uncertainties are likely to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 30 June 2013, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Six months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	2,474,688	2,302,181	209,443	189,234	30,754	24,549	337,474	248,571	3,052,359	2,764,535
Intersegment revenue	14,837	7,869	2,172	2,195	43	33	215,684	200,261	232,736	210,358
Reportable segment adjusted EBITDA	740,856	683,310	63,789	55,169	(222)	(5,225)	131,087	106,997	935,510	840,251
Finance income	206,641	170,506	2,242	755	(13,374)	4,142	13,470	53,083	208,979	228,486
Finance cost	(5,846)	(18,497)	(31,254)	(25,436)	(21,402)	(26,311)	(24,668)	(23,153)	(83,170)	(93,397)
Monetary gain	-	-	-	-	38,325	44,179	-	-	38,325	44,179
Depreciation and amortization	(251,642)	(247,665)	(60,186)	(56,867)	(16,809)	(16,827)	(83,057)	(64,784)	(411,694)	(386,143)
Share of profit of equity accounted investees	-	-	-	-	-	-	70,731	64,133	70,731	64,133
Capital expenditure	181,123	196,569	13,916	13,807	19,239	7,092	88,483	121,997	302,761	339,465
Bad debt expense	(31,140)	(24,333)	(288)	(97)	(529)	(790)	(3,380)	(1,851)	(35,337)	(27,071)

	Three months ended 30 June
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	1,249,834	1,195,267	111,408	98,973	15,810	13,884	170,782	123,112	1,547,834	1,431,236
Intersegment revenue	7,865	4,066	1,056	1,083	22	18	108,480	100,798	117,423	105,965
Reportable segment adjusted EBITDA	378,740	358,079	35,793	30,314	(258)	(2,338)	61,814	53,557	476,089	439,612
Finance income	120,707	105,277	970	738	(15,134)	(17,475)	(4,888)	3,954	101,655	92,494
Finance cost	(11,059)	(7,641)	(16,360)	(13,362)	(3,874)	(13,598)	(8,530)	(9,309)	(39,823)	(43,910)
Monetary gain	-	-	-	-	8,739	21,335	-	-	8,739	21,335
Depreciation and amortization	(123,983)	(123,209)	(29,953)	(28,174)	(8,604)	(10,552)	(41,669)	(33,568)	(204,209)	(195,503)
Share of profit of equity accounted investees	-	-	-	-	-	-	32,433	36,651	32,433	36,651
Capital expenditure	109,610	97,677	10,521	8,412	15,024	4,871	49,223	77,011	184,378	187,971
Bad debt expense	(15,777)	(11,382)	(156)	(69)	(703)	(374)	(1,967)	(907)	(18,603)	(12,732)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	As at 30 June 2013 and 31 December 2012
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Reportable segment assets	4,132,561	4,105,790	459,463	500,935	224,969	208,377	1,362,208	1,406,554	6,179,201	6,221,656
Investment in associates	-	-	-	-	-	-	271,409	256,931	271,409	256,931
Reportable segment liabilities	874,463	993,200	89,684	116,222	70,975	82,625	225,588	305,177	1,260,710	1,497,224

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Revenues
Total revenue for reportable segments	2,731,937	2,526,061	1,385,995	1,313,291
Other revenue	553,158	448,832	279,262	223,910
Elimination of inter-segment revenue	(232,736)	(210,358)	(117,423)	(105,965)
Consolidated revenue	3,052,359	2,764,535	1,547,834	1,431,236

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	804,423	733,254	414,275	386,055
Other adjusted EBITDA	131,087	106,997	61,814	53,557
Elimination of inter-segment adjusted EBITDA	(11,911)	(12,864)	(4,601)	(5,302)
Consolidated adjusted EBITDA	923,599	827,387	471,488	434,310
Finance income	185,817	206,826	92,464	83,242
Finance costs	(36,176)	(57,566)	(15,360)	(24,616)
Monetary gain	38,325	44,179	8,739	21,335
Other income	8,132	7,232	4,024	3,865
Other expenses	(19,219)	(8,820)	(14,970)	(1,789)
Share of profit of equity accounted investees	70,731	64,133	32,433	36,651
Depreciation and amortization	(399,845)	(377,869)	(198,159)	(191,183)
Consolidated profit before income tax	771,364	705,502	380,659	361,815

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Finance income
Total finance income for reportable segments	195,509	175,403	106,543	88,540
Other finance income	13,470	53,083	(4,888)	3,954
Elimination of inter-segment finance income	(23,162)	(21,660)	(9,191)	(9,252)
Consolidated finance income	185,817	206,826	92,464	83,242

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Finance costs
Total finance cost for reportable segments	58,502	70,244	31,293	34,601
Other finance cost	24,668	23,153	8,530	9,309
Elimination of inter-segment finance cost	(46,994)	(35,831)	(24,463)	(19,294)
Consolidated finance cost	36,176	57,566	15,360	24,616

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Depreciation and amortization
Total depreciation and amortization for reportable segments	328,637	321,359	162,540	161,935
Other depreciation and amortization	83,057	64,784	41,669	33,568
Elimination of inter-segment depreciation and amortization	(11,849)	(8,274)	(6,050)	(4,320)
Consolidated depreciation and amortization	399,845	377,869	198,159	191,183

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Capital expenditure
Total capital expenditure for reportable segments	214,278	217,468	135,155	110,960
Other capital expenditure	88,483	121,997	49,223	77,011
Elimination of inter-segment capital expenditure	(14,528)	(18,513)	(6,443)	(9,685)
Consolidated capital expenditure	288,233	320,952	177,935	178,286

	30 June 2013	31 December 2012
Assets
Total assets for reportable segments	4,816,993	4,815,102
Other assets	1,362,208	1,406,554
Investments in equity accounted investees	271,409	256,931
Other unallocated amounts	3,708,190	4,004,649
Consolidated total assets	10,158,800	10,483,236

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments (continued)

	30 June 2013	31 December 2012
Liabilities
Total liabilities for reportable segments	1,035,122	1,192,047
Other liabilities	225,588	305,177
Other unallocated amounts	1,740,313	1,825,868
Consolidated total liabilities	3,001,023	3,323,092

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Revenues
Turkey	2,732,956	2,493,279	1,380,247	1,288,592
Ukraine	212,255	191,352	112,913	100,137
Belarus	30,754	24,549	15,810	13,884
Turkish Republic of Northern Cyprus	33,770	31,056	17,328	15,940
Azerbaijan	31,323	13,894	15,122	6,703
Germany	11,301	10,405	6,414	5,980
	3,052,359	2,764,535	1,547,834	1,431,236

	30 June 2013	31 December 2012
Non-current assets
Turkey	3,670,840	3,945,280
Ukraine	467,531	511,480
Belarus	187,082	180,072
Turkish Republic of Northern Cyprus	47,535	53,300
Azerbaijan	4,869	4,919
Germany	4,764	5,367
Unallocated non-current assets	303,718	299,169
	4,686,339	4,999,587

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Finance income and costs

Net finance income or cost amounts to $149,641, $149,260, $77,104 and $58,626 for the six and three months ended 30 June 2013 and 2012, respectively. Net finance income for the six and three months ended 30 June 2013 and 2012 is mainly attributable to the interest income on bank deposits.

8.	Income tax expense

Effective tax rates are 20%, 18%, 21%, 19% for the six and three months ended 30 June 2013 and 2012, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

9.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2012
Network infrastructure (All operational)	5,103,751	93,886	(261,471)	605,789	-	294,668	5,836,623
Land and buildings	244,711	5,568	(453)	3,572	-	14,330	267,728
Equipment, fixtures and fittings	241,724	20,530	(2,671)	146	-	13,707	273,436
Motor vehicles	15,533	1,988	(679)	-	-	1,073	17,915
Leasehold improvements	114,872	2,021	(177)	136	-	6,809	123,661
Construction in progress	226,317	647,792	(1,650)	(598,450)	(6,278)	13,392	281,123
Total	5,946,908	771,785	(267,101)	11,193	(6,278)	343,979	6,800,486

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	498,182	(256,855)	6,533	32,901	172,427	3,276,644
Land and buildings	96,439	9,285	(53)	-	-	5,867	111,538
Equipment, fixtures and fittings	209,837	10,397	(2,553)	-	-	14,015	231,696
Motor vehicles	11,058	1,920	(505)	-	-	813	13,286
Leasehold improvements	96,518	3,825	(132)	-	-	5,912	106,123
Total	3,237,308	523,609	(260,098)	6,533	32,901	199,034	3,739,287

Total property, plant and Equipment	2,709,600	248,176	(7,003)	4,660	(39,179)	144,945	3,061,199

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

9.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1January2013	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 30June 2013
Network infrastructure (All operational)	5,836,623	29,432	(123,358)	190,177	-	(327,560)	5,605,314
Land and buildings	267,728	3,885	-	167	-	(18,473)	253,307
Equipment, fixtures and fittings	273,436	4,476	(1,215)	392	-	(18,981)	258,108
Motor vehicles	17,915	745	(570)	-	-	(1,083)	17,007
Leasehold improvements	123,661	2,180	(35)	-	-	(8,684)	117,122
Construction in progress	281,123	163,481	(235)	(190,798)	(166)	(8,094)	245,311
Total	6,800,486	204,199	(125,413)	(62)	(166)	(382,875)	6,496,169

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	267,107	(122,435)	-	2,378	(184,256)	3,239,438
Land and buildings	111,538	4,826	-	-	-	(7,644)	108,720
Equipment, fixtures and fittings	231,696	6,337	(1,176)	-	163	(15,584)	221,436
Motor vehicles	13,286	1,019	(557)	-	-	(783)	12,965
Leasehold improvements	106,123	1,905	(35)	-	-	(7,355)	100,638
Total	3,739,287	281,194	(124,203)	-	2,541	(215,622)	3,683,197

Total property, plant and Equipment	3,061,199	(76,995)	(1,210)	(62)	(2,707)	(167,253)	2,812,972

Depreciation expenses for the six and three months ended 30 June 2013 and 2012 are $283,901, $268,966, $140,066 and $135,831 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the six months ended 30 June 2013 and 2012 are $2,707 and $19,339 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2012. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2012, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 14.9% post-tax WACC rate for 2013 to 2017, a 14.8% post-tax WACC rate for after 2017 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 14.90%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2012.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2012, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $5,075 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,720 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2013 and 31 December 2017. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Belarusian Telecom (continued)

A 16.7% post-tax WACC rate for 2013 to 2017, a 16.5% post-tax WACC rate for after 2017 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.32%.

Turkcell Superonline

As at 31 December 2012, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $18,419 including $80 goodwill as a result of Global Iletisim acquisition and merger. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2012. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 7 years between 1 January 2013 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.1%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 14.6% post-tax WACC rate for 2013 to 2016, a 14.3% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 16.1%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	-	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	-	106,424	2,113,345
Transmission lines	26,861	134	-	-	-	1,574	28,569
Central betting system operating right	5,024	642	-	-	-	300	5,966
Indefeasible right of usage	18,441	-	-	-	-	1,100	19,541
Brand name	3,727	-	-	-	-	222	3,949
Customer base	7,511	-	-	-	-	448	7,959
Customs duty and VAT exemption right	46,747	-	(55,052)	-	-	8,305	-
Goodwill	17,378	-	-	-	-	1,041	18,419
Other	2,490	-	-	-	-	256	2,746
Construction in progress	-	164,055	-	(162,316)	-	-	1,739
Total	3,138,749	208,040	(58,624)	(11,193)	-	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	-	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,009	1,544,898
Transmission lines	23,497	1,032	-	-	-	1,352	25,881
Central betting system operating right	3,401	295	-	-	-	293	3,989
Indefeasible right of usage	2,348	1,297	-	-	-	140	3,785
Brand name	1,211	393	-	-	-	74	1,678
Customer base	2,660	634	-	-	-	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	-	3,282	6,861	-
Other	913	187	-	-	-	24	1,124
Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,350	1,296,117

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2013	Additions	Disposals	Transfers	Effects of movements in exchange rates and hyperinflation	Balance at 30 June 2013
GSM and other telecommunication operating licenses	1,271,274	839	-	414	(69,838)	1,202,689
Computer software	2,113,345	72,888	(263)	11,945	(147,589)	2,050,326
Transmission lines	28,569	96	-	-	(2,111)	26,554
Central betting system operating right	5,966	294	-	-	(426)	5,834
Indefeasible right of usage	19,541	-	-	-	(1,456)	18,085
Brand name	3,949	-	-	-	(292)	3,657
Customer base	7,959	-	-	-	(587)	7,372
Goodwill	18,419	-	-	-	(1,361)	17,058
Other	2,746	-	-	-	(94)	2,652
Construction in progress	1,739	11,239	-	(12,297)	-	681
Total	3,473,507	85,356	(263)	62	(223,754)	3,334,908

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	28,024	-	-	(27,033)	593,571
Computer software	1,544,898	85,904	(49)	-	(113,857)	1,516,896
Transmission lines	25,881	501	-	-	(2,017)	24,365
Central betting system operating right	3,989	183	-	-	(312)	3,860
Indefeasible right of usage	3,785	730	-	-	(315)	4,200
Brand name	1,678	194	-	-	(135)	1,737
Customer base	3,455	313	-	-	(273)	3,495
Other	1,124	95	-	-	(83)	1,136
Total	2,177,390	115,944	(49)	-	(144,025)	2,149,260

Total intangible assets	1,296,117	(30,588)	(214)	62	(79,729)	1,185,648

Amortization expenses on intangible assets other than goodwill for the six and three months ended 30 June 2013 and 2012 are $115,944, $108,903, $58,093 and $55,352 respectively including impairment losses and recognized in direct cost of revenues. Impairment losses for 2013 : Nil)

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $17,641 for the six months ended 30 June 2013 (30 June 2012: $14,105).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the six and three months ended 0 June 2013 and 2012 are $70,731, $64,133, $32,433 and $36,651, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $247,086 and $24,323 respectively as at 30 June 2013 (31 December 2012: $230,374 and $26,557).

In 2012, Fintur has decided to distribute dividend amounting to $598,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871.

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

During November 2012 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $7,224 as at 30 June 2013). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,612 as at 30 June 2013) as at 31 December 2012.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 1 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally, based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 in the consolidated statement of comprehensive income for the year ended 31 December 2012.

Furthermore Saving Deposit Insurance Fund (“SDIF”), holding 50% shares of A-Tel as of 30 June 2013, filed a lawsuit as detailed in Note 21 “Dispute on termination of agreements with A-Tel”. Lawsuit is still pending.

12.	Other investments

Non-current investments:

		30 June 2013		31 December 2012
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	4,302	4.57	13,555

T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	4,643	4.52	10,359

			8,945		23,914

In May 2013, SDIF announced that it had taken over the management of Aks TV and T-Medya against its overdue receivables from Cukurova Group. Following the change in the management of Aks TV and T-Medya, a valuation study was performed by an independent valuation firm as of 30 June 2013. Based on the impairment analysis performed, the carrying value of Aks TV and T-Medya have been reduced by $8,251 and $4,951, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.	Other investments (continued)

Non-current investments (continued)
	30 June 2013	31 December 2012
Securities
Corporate debt securities – held-to-maturity	6,729	5,155

As at 30 June 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $6,729 have effective interest rates of 8.90% to 10.63% and matures in 2014 and 2015.

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 have effective interest rates of 8.63% to 11.84% and matures in 2014.

13.	Trade receivables and accrued income

	30 June 2013	31 December 2012
Accrued service income	717,630	638,687
Receivables from subscribers	499,085	484,294
Accounts and checks receivable	97,015	86,026
	1,313,730	1,209,007

Trade receivables are shown net of allowance for doubtful debts amounting to $396,352 as at 30 June 2013 (31 December 2012: $388,744). The movement in the allowance for impairment of trade receivables and due from related parties is disclosed in Note 19.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $81,033 and $76,469 as at 30 June 2013 and 31 December 2012, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $256,837 (31 December 2012: $216,149).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 19.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.	Other current assets

	30 June 2013	31 December 2012
Prepaid expenses	240,007	100,600
Restricted cash	49,770	55,078
Advances to suppliers	29,184	13,078
Prepayment for subscriber acquisition cost	21,243	20,662
Special communication tax to be collected from subscribers	16,211	18,423
Interest income accruals	13,118	12,269
VAT receivable	9,069	6,944
Credit card receivables for contracted campaigns	5,711	9,309
Receivables from personnel	3,161	3,194
Receivables from Tax Office	221	10,187
Other	22,817	20,161
	410,512	269,905

Prepaid expenses mainly comprises prepaid rent expense and frequency usage fees for prepaid subscribers paid which will be partially charged to prepaid subscribers on a monthly basis throughout the year.

As at 30 June 2013, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 21 and the loan utilized by Azerinteltek which will mature in 6 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

15.	Cash and cash equivalents

	30 June 2013	31 December 2012
Cash in hand	129	148
Cheques received	6	380
Banks	3,636,843	3,924,203
- Demand deposits	200,527	245,551
- Time deposits	3,436,316	3,678,652
Bonds and bills	1,344	1,484
Cash and cash equivalents	3,638,322	3,926,215

As at 30 June 2013, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2012: $0.055).

As at 30 June 2013, the average maturity of time deposits is 61 days (31 December 2012: 81 days). The Group’s exposure to currency risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 19.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.	Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $690,304 as at 30 June 2013), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.31 as at 30 June 2013) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $17,696 as at 30 June 2013). The dividend was paid on 3 May 2012.

17.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 June 2013 were based on the profit attributable to ordinary shareholders for the six and three months ended 30 June 2013 and 2012 of $618,809, $585,046, $302,311 and $297,467 respectively and a weighted average number of shares outstanding during six and three months ended 30 June 2013 and 2012 of 2,200,000,000 calculated as follows:

	Six months ended 30 June		Three months ended 30 June
	2013	2012	2013	2012
Numerator:
Net profit for the period attributed to owners	618,809	585,046	302,311	297,467
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.28	0.27	0.14	0.14

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 19.

	30 June 2013	31 December 2012
Non-current liabilities
Unsecured bank loans	756,576	595,763
Secured bank loans	5,380	5,937
Finance lease liabilities	17,802	17,496
	779,758	619,196
Current liabilities
Unsecured bank facility	508,189	414,903
Current portion of unsecured bank loans	309,793	645,830
Current portion of secured bank loans	19,033	18,783
Current portion of finance lease liabilities	2,159	2,940
Secured bank facility	1,993	3,514
Option contracts used for hedging	1,337	1,477
	842,504	1,087,447

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 June 2013			31 December 2012
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2013-2018	Floating	Libor+1.35%-3.5%	1,101,163	1,105,203	Libor+1.35%-3.75%	953,897	955,003
Unsecured bank loans	USD	2013-2016	Fixed	2.24%-8.0%	256,288	259,632	2.24%-8.0%	596,238	598,484
Unsecured bank loans	TL	2014-2016	Fixed	8.3%-10.0%	207,190	209,723	8.75%-10%	102,210	103,009
Secured bank loans*	EUR	2013	Floating	Libor+3.465%	15,671	17,421	Libor+3.465%	15,820	17,086
Secured bank loans**	BYR	2020	Fixed	12%-16%	5,493	6,992	12%-16%	6,010	7,634
Secured bank loans	USD	2013	Fixed	4.3%	2,000	1,993	4.3%	3,500	3,514
Finance lease liabilities	EUR	2013-2024	Fixed	3.35%	22,932	19,010	3.35%	22,577	18,407
Finance lease liabilities	USD	2013-2015	Fixed	0.68%-4.64%	1,038	951	0.68%-7.3%	2,047	1,970
Finance lease liabilities	TL	2013-2014	Fixed	-	-	-	10.24%	63	59
					1,611,775	1,620,925		1,702,362	1,705,166
(*)	Secured by System Capital Management Limited (SCM).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

18.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 30 June 2013, due to Astelit executing partial payments, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has decreased to a total of $612,162). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $239,200 on three loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 30 June 2013. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to three loan agreements) currently totaling $239,200. Since waivers for these defaults including any future non-payments of Astelit were received on 25 July 2012, these borrowings have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 30 June 2013 and 31 December 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 30 June 2013 and 31 December 2012 is as follows:

	30 June 2013	31 December 2012
Opening balance	392,852	327,435
Impairment loss recognized	35,337	62,431
Write-off	(7,306)	(15,857)
Effect of change in foreign exchange rate	(24,507)	18,843
Closing balance	396,376	392,852

The impairment loss recognized of $35,337 for the six months ended 30 June 2013 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (30 June 2012: $27,071).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174
	1,073,043	39,730
Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	-
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)
	(1,495,739)	(49,266)
Net exposure	(422,696)	(9,536)

	30 June 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	319	5,355
Due from related parties-current	45,135	62
Trade receivables and accrued income	26,758	59,738
Other current assets	29,908	3,144
Cash and cash equivalents	829,149	28,589
	931,269	96,888
Foreign currency denominated liabilities
Loans and borrowings-non current	(621,877)	(15,784)
Other non-current liabilities	(83,997)	-
Loans and borrowings-current	(738,612)	(13,776)
Trade and other payables	(127,631)	(10,286)
Due to related parties	(130)	(507)
	(1,572,247)	(40,353)
Net exposure	(640,978)	56,535

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 June	30 June	30 June	31 December
	2013	2012	2013	2012

USD/TL	1.8146	1.7892	1.9248	1.7826
EUR/TL	2.3776	2.3353	2.5137	2.3517
USD/BYR	8,656.7	8,199.2	8,790.0	8,570.0
USD/HRV	7.9930	7.9894	7.9930	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 30 June 2013 and 31 December 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	64,098	42,270
EUR	(7,383)	1,258

10% weakening of the TL, HRV, BYR against the following currencies as at 30 June 2013 and 31 December 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	(64,098)	(42,270)
EUR	7,383	(1,258)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Financial instruments (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
30 June 2013
Financial Liabilities
Option contracts used for hedging	-	1,337	-	1,337
	-	1,337	-	1,337

	Level 1	Level 2	Level 3	Total
31 December 2012
Financial Liabilities Option contracts used for hedging	-	1,477	-	1,477
	-	1,477	-	1,477

20.	Guarantees and purchase obligations

As at 30 June 2013, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $535,500 (31 December 2012: $385,045). Payments for these commitments are going to be made in a 8-year period.

As at 30 June 2013, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,954,145 (equivalent to $1,534,780 as at 30 June 2013) (31 December 2012: TL 2,854,366 equivalent to $1,601,238 as at 31 December 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies

Onerous contracts

The Company won the tender regarding the construction and operation of  mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates in 2013 caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision before tax effect amounting to $11,291 for the difference between unavoidable costs and benefits expected to be received for this onerous contract.  However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the condensed interim consolidated financial statements for the six months period ended 30 June 2013.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $5,857 as at 30 June 2013) with overdue interest amounting TL 521 (equivalent to $271 as at 30 June 2013) and late payment fee amounting TL 175 (equivalent to $91 as at 30 June 2013) totaling to TL 11,970 (equivalent to $6,219 as at 30 June 2013) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $12,326 as at 30 June 2013) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,552 as at 30 June 2013) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $22,131 as at 30 June 2013) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $18,964 as at 30 June 2013), interest and penalty amounting to TL 6,095 (equivalent to $3,167 as at 30 June 2013). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $15,131 as at 30 June 2013) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,571 as at 30 June 2013) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $15,621 as at 30 June 2013).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $47,727 as at 30 June 2013) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 June 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $12,146 as at 30 June 2013), overdue interest of TL 3,092 (equivalent to $1,606 as at 30 June 2013) and delay fee of TL 1,925 (equivalent to $1,000 as at 30 June 2013), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $1,091 as at 30 June 2013). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,623 as at 30 June 2013) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State rejected the Company’s request for appeal. The Company will apply to the correction of the decision.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,623 as at 30 June 2013) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board(continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied to the correction of the decision. The Company replied this request.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $18,741 as at 30 June 2013). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $14,055 as at 30 June 2013) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $520 as at 30 June 2013), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,598 as at 30 June 2013) and in addition requested TL 1,000 (equivalent to $520 as at 30 June 2013) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $11,337 as at 30 June 2013). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $11,337 as at 30 June 2013).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,694 as at 30 June 2013) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $3,380 as at 30 June 2013) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $3,380 as at 30 June 2013) with its accrued interest amounting to TL 1,596 (equivalent to $829 as at 30 June 2013) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute regarding of the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,082 as at 30 June 2013) for misinforming the Authority and TL 374 (equivalent to $194 as at 30 June 2013) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,708 as at 30 June 2013) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding of the fine applied by ICTA on pricing applications of the Company(continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $27,778 as at 30 June 2013) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $20,833 as at 30 June 2013) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $20,833 as at 30 June 2013) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $20,833 as at 30 June 2013) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $24,017 as at 30 June 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $6,945 as at 30 June 2013) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $27,778 as at 30 June 2013) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $69,419 as at 30 June 2013) and TL 139,101 (equivalent to $72,268 as at 30 June 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey.  The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $13,884 as at 30 June 2013) and TL 27,820 (equivalent to $14,453 as at 30 June 2013) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,800 as at 30 June 2013) and TL 8,900 (equivalent to $4,624 as at 30 June 2013) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,839 as at 30 June 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,168 as at 30 June 2013) and TL 842 (equivalent to $437 as at 30 June 2013) respectively. The aforementioned amounts were paid on 29 July 2011.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $16,485 as at 30 June 2013).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic (continued)

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $9,352 as at 30 June 2013) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,134 as at 30 June 2013) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $3,004 as at 30 June 2013) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $234,274 as at 30 June 2013) of which TL 219,149 (equivalent to $113,855 as at 30 June 2013) is principal and TL 231,782 (equivalent to $120,419 as at 30 June 2013) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $27,618 as at 30 June 2013) and accrued interest amounting to a nominal amount of TL 96,528 (equivalent to $50,150 as at 30 June 2013) in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $89,206 as at 30 June 2013) and accepted the request amounting to TL 279,227 (equivalent to $145,068 as at 30 June 2013). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,710 as at 30 June 2013) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $793 as at 30 June 2013) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court of Appeals rejected the appeal request of GDYS. Following the Supreme Court of Appeals’ decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Supreme Court of Appeals and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,710 as at 30 June 2013) and its overdue interest accrual amount of TL 1,894 (equivalent to $984 as at 30 June 2013) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,218 as at 30 June 2013) principal and TL 966 (equivalent to $502 as at 30 June 2013) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court of Appeals ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court of Appeals rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The General Assembly of the Civil Supreme Court of Appeals decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Civil Chamber of the Supreme Court of Appeals in order to consider Spor Toto’s other appeal arguments. 13th Civil Chamber of the Supreme Court of Appeals resent the lawsuit file to the local court for completing the deficiency. The local court made up the deficiency and sent back the lawsuit file to the 13th Civil Chamber of the Supreme Court of Appeals. The Supreme Court of Appeals decided to uphold the decision of the court of first instance. Spor Toto applied for correction of decision. Inteltek requested the receivable from Spor Toto and Spor Toto paid the amount subject to the lawsuit. The reply brief against Spor Toto’s correction request is submitted. The Supreme Court of Appeals rejected the correction of decision request and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,218 as at 30 June 2013) and accrued interest amounting to TL 3,376 (equivalent to $1,754 as at 30 June 2013) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,434 as at 30 June 2013) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held between 11 February 2013 and 22 February 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,227 as at 30 June 2013) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 30 June 2013) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 30 June 2013) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 30 June 2013) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $520 as at 30 June 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments.

The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $520 as at 30 June 2013) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $24,418 as at 30 June 2013). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report is in favor of the Company and was submitted to the file. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $20,781 as at 30 June 2013) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $16,671 as at 30 June 2013). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $12,503 as at 30 June 2013) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $7,870 as at 30 June 2013) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF.  On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $26,628 as at 30 June 2013).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $23,966 as at 30 June 2013) and interest accrued amounting to TL 5,020 (equivalent to $2,608 as at 30 June 2013) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,663 as at 30 June 2013) and interest accrued amounting to TL 558 (equivalent to $290 as at 30 June 2013) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $26,628 as at 30 June 2013) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,538 as at 30 June 2013) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,725 as at 30 June 2013) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $460 as at 30 June 2013). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,550 as at 30 June 2013) together with the penalty of TL 12,171 (equivalent to $6,323 as at 30 June 2013) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,550 as at 30 June 2013) together with the penalty of TL 12,171 (equivalent to $6,323 as at 30 June 2013) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,323 as at 30 June 2013) calculated over allegedly unpaid TL 4,909 (equivalent to $2,550 as at 30 June 2013) treasury share. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $37,680 as at 30 June 2013) and conventional penalty of TL 205,594 (equivalent to $106,813 as at 30 June 2013). The Company paid TL 1,535 (equivalent to $797 as at 30 June 2013) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $36,883 as at 30 June 2013) and conventional penalty of TL 205,594 (equivalent to $106,813 as at 30 June 2013) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $106,813 as at 30 June 2013). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $35,518 as at 30 June 2013) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $2,163 as at 30 June 2013) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $702 as at 30 June 2013) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,461 as at 30 June 2013) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $106,813 as at 30 June 2013); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $831 as at 30 June 2013) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $712 as at 30 June 2013) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $142 as at 30 June 2013) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $35,433 as at 30 June 2013). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Correction of the decision process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $35,433 as at 30 June 2013) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision.  Correction of the decision process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Penalty of ICTA on value added services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of TL 31,822 (equivalent to $16,533 as at 30 June 2013) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $389 as at 30 June 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $291 as at 30 June 2013) was made on 17 February 2011.

Dispute of Astelit with its distributor

Astelit and one of its distributors entered into an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and the proceeds that are gained from these sales, had to be transferred to Astelit after excluding distributor’s commissions. However the distributor violated its obligations for indebtedness for received, due but unpaid products.

Despite this fact, the distributor filed a lawsuit against Astelit claiming a compensation in the amount HRV 106,443 (equivalent to $13,317 as at 30 June 2013), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim for the recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 30 June 2013).

The Court of First Instance in Kiev rejected the claim of the distributor but on the other hand accepted the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv reversed the decision of the Court of First Instance and rejected the claim of Astelit but accepted the claim of the distributor. The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit filed a lawsuit against this decision before the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its distributor (continued)

In December 2009 the Supreme Court of Ukraine has reversed the previous court decisions and forwarded the file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. The Court decided to obtain an expert report from an expertise by specially authorized Kiev research institute in order to define real indebtedness. After obtaining the expert report, the Court of First Instance in Kiev accepted the counterclaim in favor of Astelit. Distributor appealed the decision. Appeal Court of Kyiv approved the decision on 24 November 2011. Thus the decision became effective.

One of the banks in Ukraine (as a third party in the case) appealed the decision before High Commercial Court of Ukraine. As former guarantor and creditor of the distributor, the bank used its right to prevent any possible negative consequences on it, by appealing the decision. On 26 March 2012, the High Commercial Court of Ukraine approved the previous court decisions. According to Ukrainian legislation, the distributor or the bank had a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgement of the High Commercial Court of Ukraine. However neither the distributor nor the Bank used their right.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 30 June 2013). The Administrative Court accepted the case in favor of Astelit. On 10 March 2011, the Appeal Court of Kyiv approved the decision. Ukrainian Tax Administration appealed the decision. The High Administrative Court of Ukraine postponed the date of the hearing. The Court has not set the date of next hearing yet.

Based on the management opinion, provision amounting to $3,389 is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: $3,389).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $631 as at 30 June 2013) and tax penalty of TL 1,822 (equivalent to $947 as at 30 June 2013) and VAT amounting to TL 874 (equivalent to $454 as at 30 June 2013) and tax penalty of TL 1,315 (equivalent to $683 as at 30 June 2013). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None)

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $33,250 as at 30 June 2013) due to the applications of the Company and requested TL 1,000 (equivalent to $520 as at 30 June 2013) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $33,250 as at 30 June 2013) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $8,676 as at 30 June 2013). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $8,676 as at 30 June 2013) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The expert report is against the Company. The Court decided to obtain another supplementary report from the same committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,136 as at 30 June 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $417 as at 30 June 2013) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $312 as at 30 June 2013) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $13,759 as at 30 June 2013) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $10,319 as at 30 June 2013) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $6,978 as at 30 June 2013) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,708 as at 30 June 2013). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,270 as at 30 June 2013).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $208 as at 30 June 2013) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $156 as at 30 June 2013) as fine on 7 September 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service (continued)

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $47,767 as at 30 June 2013). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $47,767 as at 30 June 2013) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

The Company’s deposit amounting to TL 91,942 (equivalent to $47,767 as at 30 June 2013) is blocked by the Tax Office with respect to the payment order. Tax Office appealed the decision. The Company replied the appeal request.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,091 as at 30 June 2013) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $47,767 as at 30 June 2013) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. Appeal process is still pending.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $57,400 as at 30 June 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $47,767 as at 30 June 2013) administrative fine to the Company. The lawsuit is pending.

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $623 as at 30 June 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $47,767 as at 30 June 2013) administrative fine to the Company.  The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $260 as at 30 June 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $47,767 as at 30 June 2013) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $520 as at 30 June 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $47,767 as at 30 June 2013) administrative fine to the Company.  The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,165 as at 30 June 2013) for making some subscribers suffer and TL 2,004 (equivalent to $1,041 as at 30 June 2013) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,904 as at 30 June 2013) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the Company’s stay of execution requests, during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents requested by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,832 as at 30 June 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,373 as at 30 June 2013) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $53,330 as at 30 June 2013) and interest amounting to TL 68,276 (equivalent to $35,472 as at 30 June 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,084 as at 30 June 2013) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Company received the related principal amount of TL 4,011 (equivalent to $2,084 as at 30 June 2013) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $2,048 as at 30 June 2013) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $723 as at 30 June 2013) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,605 as at 30 June 2013) and TL 235 (equivalent to $122 as at 30 June 2013) to Turkcell Superonline related to trenching activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities (continued)

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,605 as at 30 June 2013) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $122 as at 30 June 2013); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $4,727 as at 30 June 2013) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $619 as at 30 June 2013) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $625 as at 30 June 2013) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 30 June 2013. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

On 28 November 2012, two of the said order of payment, each amounting to TL 330 (equivalent to $171 as at 30 June 2013) and TL 450 (equivalent to $234 as at 30 June 2013), have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,367 as at 30 June 2013) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. Appeal process is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $3,367 as at 30 June 2013), late payment interest of TL 5,103 (equivalent to $2,651 as at 30 June 2013) and related fees of TL 524 (equivalent to $272 as at 30 June 2013) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,631 as at 30 June 2013). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013.

The bad debt reserve for the receivable amount of TL 6,418 (equivalent to $3,334 as at 30 June 2013) for T-Medya has been reversed in the condensed interim consolidated financial statements of the Company as at and for the period ended 30 June 2013 with respect to the letter of undertaking given by T-Medya.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,557 as at 30 June 2013). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $510 as at 30 June 2013) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,041 as at 30 June 2013) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $855 as at 30 June 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $641 as at 30 June 2013) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,246 as at 30 June 2013) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,184 as at 30 June 2013) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $5,945 as at 30 June 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,458 as at 30 June 2013) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $520 as at 30 June 2013) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $390 as at 30 June 2013) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The lawsuit is pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services(continued)

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $940 as at 30 June 2013) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $705 as at 30 June 2013) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision. The objections were rejected.

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $55 as at 30 June 2013) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 80 (equivalent to $42 as at 30 June 2013) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $849 as at 30 June 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $637 as at 30 June 2013) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $923 as at 30 June 2013) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $5,980 as at 30 June 2013) including principal amounting to TL 8,024 (equivalent to $4,169 as at 30 June 2013), overdue interest amounting to TL 2,343 (equivalent to $1,217 as at 30 June 2013) and late payment fee amounting to TL 1,144 (equivalent to $594 as at 30 June 2013) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $16,460 as at 30 June 2013) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $11,097 as at 30 June 2013) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. Two of the lawsuits are rejected in favor of the Company; however the other cases are still pending. Turk Telekom appealed those aforementioned two cases.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $520 as at 30 June 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report.

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,353 as at 30 June 2013) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $333 as at 30 June 2013) and rejected the remaining part. The Company will appeal the decision’s rejected part.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,040 as at 30 June 2013) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $2,130 as at 30 June 2013) together with simple legal interest. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013 (31 December 2012: None).

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. On 30 October 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted its first written defense to the Competition Board within due date.

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $1,069 as at 30 June 2013), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations (continued)

Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $1,069 as at 30 June 2013) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $801 as at 30 June 2013) was paid on 3 January 2013.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $866 as at 30 June 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $649 as at 30 June 2013) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $7,558 as at 30 June 2013) and related penalty amounting TL 21,822 (equivalent to $11,337 as at 30 June 2013) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $5,291 as at 30 June 2013) and related interest amounting TL 11,156 (equivalent to $5,796 as at 30 June 2013). Tax penalty amounting TL 21,822 (equivalent to $11,337 as at 30 June 2013) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $15,521 as at 30 June 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the reconciliation with the fiscal authority provision amounting to TL 8,534 (equivalent to $4,434 as at 30 June 2013) has been recorded as income in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 30 June 2013, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $68,516 as at 30 June 2013) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements. The lawsuit is still pending.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bilgin Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bilgin Holding AS. The lawsuit is still pending.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $429 as at 30 June 2013) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $322 as at 30 June 2013) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of 736 TL (equivalent to $382 as at 30 June 2013). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $287 as at 30 June 2013) was paid on 7 June 2013.

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning of the Sports Based Fixed Odds and Pari-Mutuel Betting Games to Legal Persons of Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto , Inteltek filed an annulment suit with the request of suspension of execution in order to cancel the administrative action. The lawsuit petition and its attachments have been submitted to Ankara Administrative Court and the lawsuit has been filed. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $8,514 as at 30 June 2013) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected the amount of TL 16,121 (equivalent to $8,375 as at 30 June 2013) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $24,755 as at 30 June 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 767 (equivalent to $398 as at 30 June 2013) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient.

The Treasury Controller’s Board under the Undersecretariat of Treasury for the period of 30 April 2009 – 31 December 2009 requested additional treasury share payment in the amount of TL 1,193 (equivalent to $620 as at 30 June 2013) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company has objected the amount of TL 1,184 (equivalent to $615 as at 30 June 2013) of the requested amount on the grounds that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,620 as at 30 June 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 27 (equivalent to $14 as at 30 June 2013) for the period of  30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 June 2013.

Investigation Initiated by Competition Authority for Exclusive Agreements for the Base Station Areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 June 2013 and 31 December 2012, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $7,572, $7,289, $3,632 and $3,765 for the six and three months ended 30 June 2013 and 2012, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	30 June 2013	31 December 2012
T-Medya	1,926	-

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. No allowance has been reserved for long term due from related parties as at 30 June 2013 (31 December 2012: $4,078).

Due from related parties – short term	30 June 2013	31 December 2012
Fintur	41,346	-
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,780	2,294
T-Medya	1,553	-
Vimpelcom OJSC (“Vimpelcom”)	1,208	316
GSM Kazakhstan Ltd (“Kazakcell”)	700	480
Kyivstar GSM JSC (“Kyivstar”)	651	678
Megafon OJSC (“Megafon”)	214	194
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	144	59
Other	3,871	3,393
	51,467	7,414

Due from related parties short term is shown net of allowance for doubtful debts amounting to $24 as at 30 June 2013 (31 December 2012: $30).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties (continued)

Due to related parties – short term	30 June 2013	31 December 2012
A-Tel	35,718	38,567
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	7,988	10,969
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,633	4,362
Other	2,627	1,716
	49,966	55,614

Due from Fintur, an associate of the Company, mainly resulted from accrued dividend amount.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to A-Tel, a 50-50 joint venture of the Company and SDIF as of 30 June 2013, is resulted from accrual for provision.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 19.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Six months ended		Three months ended
Revenues from related parties	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Sales to KVK Teknoloji
Simcard and prepaid card sales	184,355	191,105	91,721	100,761
Sales to Kyivstar(*)
Telecommunications services	24,172	22,338	12,832	11,897
Sales to Vimpelcom
Telecommunications services	7,170	6,710	4,031	3,217
Sales to Krea
Call center revenues and interest charges	5,001	6,755	2,080	2,038
Sales to Megafon
Telecommunications services	4,206	2,723	2,855	1,319
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	3,305	1,894	1,707	991
Sales to TeliaSonera International
Telecommunications services	2,996	1,877	1,729	1,478
Sales to A-Tel
Simcard and prepaid card sales	-	2,987	-	1,783
	Six months ended		Three months ended
Related party expenses	30 June 2013	30 June 2012	30 June 2013	30 June 2012
Charges from Kyivstar (*)
Telecommunications services	21,141	19,169	10,877	10,165
Charges from KVK Teknoloji
Dealer activation fees and others	14,469	12,314	10,118	5,806
Charges from Hobim
Invoicing and archiving services	11,982	11,538	5,424	6,005
Charges from TeliaSonera International
Telecommunications services	4,321	2,151	2,650	1,224
Charges from Krea
Digital broadcasting services	4,021	5,655	2,285	2,806
Charges from Vimpelcom
Telecommunications services	3,256	2,794	1,694	1,275
Charges from Megafon
Telecommunications services	2,952	2,376	1,850	1,090
Charges from Millenicom
Telecommunications services	1,469	1,929	613	949
Charges from A-Tel (**)
Dealer activation fees and others	-	11,608	-	5,719

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties (continued)

Transactions with related parties (continued)

(*) Kyivstar and Ukrainian Radiosystems merged in 2012. Therefore the transactions with these entities are presented together for the six and three months ended 30 June 2013.

(**) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the and six and three months ended 30 June 2012 amounting to $11,608 and 5,719 respectively.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the six months ended 30 June 2013 is TL 301,195 (equivalent to $156,481 as at 30 June 2013) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (30 June 2012: TL 228,158 (equivalent to $126,298 as at 30 June 2012).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Krea (continued)

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which is valid starting from 15 August 2012 to the last official league match.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with A-Tel:

A-Tel is a 50-50 joint venture of the Company and SDIF as of 30 June 2013. SDIF informed A-tel that 50% of A-tel shares owned by SDIF has been transferred to Medya Holding AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin in a letter dated 4 July 2013. Later, these shares were transferred to Bilgin Holding AS. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems.

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 11 and 21.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

The amount of scratch card purchases from Hobim for the six month ended 30 June 2013 is $27 (30 June 2012: $327).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Related parties (continued)

Legal restrictions on related party transactions

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of the Company, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030 which refers to the claim amount of Sonera Holding BV against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration. Since there is no such registered asset, rights and receivables; aforementioned provisional seizure is rejected.

Notifications of levy against Cukurova Holding A.S. sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 248,191 (equivalent to $128,943 as at 30 June 2013). However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Atttachment levied by SDIF against Cukurova Holding A.S.

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $526 as at 30 June 2013) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2013 and 31 December 2012 are as follows:

			Effective Ownership Interest

Subsidiaries Name	Country of Incorporation	Business	30 June 2013 (%)	31 December 2012 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danışma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation process has ended as of 2 May 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

24.	Subsequent events

Turkcell Superonline has completed the acquisition of all of the shares of Deksarnet Telekomünikasyon AS (“Deksarnet”), an affiliate of Vestel Elektronik San. ve Tic. AS, as of 1 July 2013 following the completion of necessary approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director